Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 14 2023

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Intercure Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel at 3:00 p.m. (Israel Time), Monday, August 14, 2023.

The agenda of the Meeting, as more particularly described in the accompanying management information circular dated as of July 10, 2023 (the “Circular”), will be as follows:

1.	To consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to affirm, ratify and approve, that, in conjunction with the voluntary delisting of the Company ordinary shares from the Toronto Stock Exchange (the “TSX”), the dual listing of the Company’s securities shall be therefrom with the Nasdaq Global Market (the “Nasdaq”), as more particularly described in the Circular.

2.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying Circular, a copy of which will be available on the Company’s SEDAR profile at www.sedar.com.

Only shareholders whose names have been entered in the register of shareholders at the close of business on July 14, 2023 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shareholders may attend the Meeting in person or may be represented by proxy. Registered shareholders are encouraged to vote by proxy by following the instructions provided in the enclosed form of proxy and in the Circular. In order to be valid for use at the Meeting, proxies must be deposited not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. The deadline for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Non-registered beneficial owners who hold shares in Canada or the United States, whose ordinary shares are registered in the name of a broker, securities dealer, bank, trust company or similar entity (an “Intermediary”) should carefully follow the voting instructions provided by their Intermediary.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 85 Medinat ha-Yehudim Street, Herzliya, 676670, Israel, Attention: Chief Financial Officer.

DATED at Herzliya, Israel, this 10th day of July, 2023

By Order of the Board of Directors

/s/ Alexander Rabinovitch
Alexander Rabinovitch Chief Executive Officer

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

MANAGEMENT INFORMATION CIRCULAR

FOR A SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 14, 2023

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by or on behalf of management of the Company. The form of proxy which accompanies this Circular (the “Proxy”) is for use at the special meeting (the “Meeting”) of holders (“Shareholders”) of ordinary shares of the Company (the “Ordinary Shares”) to be held on Monday, August 14, 2023, at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Circular, we use terms such as “Intercure,” “we”, “us”, “our” and the “Company” to refer Intercure Ltd. and terms such as “you” and “your” to refer to our Shareholders.

VOTING INFORMATION

Who Can Vote

Only Shareholders at the close of business on July 14, 2023 shall be entitled to receive notice of and to vote at the Meeting.

How You Can Vote

You can vote your Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for Shareholders who hold Ordinary Shares in Israel, Canada and the United States (as described below).

Voting Information for Shareholders Who Hold Ordinary Shares in Israel

Shareholders who hold Ordinary Shares in Israel can vote their Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a Tel Aviv Stock Exchange (“TASE”) member). Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below).

Shareholders of Record in Israel

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company’s office at 85 Medinat ha-Yehudim Street, Herzliya, 4676670, Israel.

Please follow the instructions on the proxy card.

Shareholders in Israel Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on July 11, 2023 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv.) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Voting Information for Shareholders Who Hold Ordinary Shares in Canada or the United States

Shareholders who hold Ordinary Shares in Canada or the United States can vote their Ordinary Shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for registered and beneficial holders of Ordinary Shares (as described below).

Registered Shareholders in Canada or the United States

Registered holders of Ordinary Shares (“Registered Shareholders”) may vote at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Registered Shareholders must complete, date and sign the Proxy form and return it to the Company’s transfer agent, TSX Trust Company, either: (a) by fax to 416-595-9593 (b) by mail to Proxy Department, TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1; or (c) scan the completed and signed Proxy and email it to proxyvote@tmx.com. To be valid, Registered Shareholders must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders in Canada or the United States

The information set forth in this section is of significant importance if you do not hold Ordinary Shares in your own name. You are a non-registered shareholder or “Beneficial Shareholder” if your shares are held by a nominee, that is, if your Ordinary Shares have been deposited with or held by a bank, a trust company, an investment dealer, a stock broker, a trustee or any other institution.

Under applicable securities legislation, a beneficial owner of securities is a “non-objecting beneficial owner” (or “NOBO”) if such beneficial owner has, or is deemed to have, provided instructions to the intermediary holding the securities on such beneficial owner’s behalf not objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with said legislation, and a beneficial owner is an “objecting beneficial owner” (or “OBO”) if such beneficial owner has or is deemed to have provided instructions objecting to the same.

If you are a NOBO, you received these materials from your intermediary or its agent, and your intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your shares. The voting instruction form that is sent to a NOBO by the intermediary or its agent contains an explanation as to how you can exercise the voting rights attached to your shares, including how to appoint yourself as proxyholder so you can vote at the Meeting. Please read such instructions carefully in order to ensure that your shares are voted at the Meeting.

If you are an OBO, you received these materials from your intermediary or its agent, and your intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your shares. The Company will not be paying for intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. Accordingly, OBOs will not receive copies of the proxy-related materials and related documents unless the OBO or their intermediary assumes the cost of delivery. The voting instruction form that is sent to an OBO by the intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your shares, including how to appoint yourself as proxyholder so you can vote at the Meeting. Please read such instructions carefully in order to ensure that your shares are voted at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the Meeting and may only attend as a guest. If you are a Beneficial Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the Appointee Section of the voting instruction form you received, returning the completed form in the envelope provided, via facsimile or the internet, and following all of the applicable instructions provided by your intermediary.

Solicitation of Proxies

By appointing “proxies”, Shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof.

The individuals named in the accompanying form of Proxy are directors and/or officers of the Company. If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the name of that other person in the blank space provided in the Proxy.

Shareholders may revoke their Proxies by:

(a)	executing a Proxy bearing a later date or a written notice of revocation and delivering to either (i) TSX Trust Company, if the Shareholder holds Ordinary Shares in Canada or the United States, or (ii) the address of the registered office of the Company, if the Shareholder holds Ordinary Shares in Israel, at any time before the deadline for receipt of Proxies or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to any reconvening thereof, or in any other manner provided by law, or

(b)	personally, attending the Meeting or any adjournment of the Meeting and voting the Shareholders’ Ordinary Shares in the manner described in this Circular.

Proxies are being distributed to Shareholders on or about July 24, 2023. The solicitation of proxies in Canada and the United States will be primarily by mail. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. We have arranged for intermediaries to forward the meeting materials to Canadian and U.S. beneficial owners of the Ordinary Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

To the extent you would like to submit a position statement with respect to the resolutions described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross. (Attention: Ronen Kantor, Adv.) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting. Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement.

Voting by Proxyholder

The Ordinary Shares represented by proxy in the form provided to Shareholders will be voted or withheld from voting by the designated holder in accordance with the direction of the registered shareholder appointing him. If there is no direction by the registered shareholder, those Ordinary Shares will be voted for the election of the directors as set out in this Circular. The Proxy gives the person named in it the discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

We encourage Shareholders to vote in advance of the Meeting by Proxy. However, you can also vote your Ordinary Shares by attending the meeting in person. Voting in person can revoke any proxy you completed earlier upon your request.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple Proxies or voting instruction cards. Shareholders of record whose shares are registered in more than one name will receive more than one Proxy. You should complete, sign, date and return each Proxy and voting instruction card you receive.

Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Quorum

The quorum required to hold the Meeting consists of at least two Shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If a half hour has passed from the time set for the Meeting and the legal quorum is not yet present, the Meeting shall be adjourned to the same day in the following week at the same time and place (with no need for any notice to the Shareholders) or until such other later time if we serve notice to the Shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). The legal quorum at the Deferred Meeting necessary for the matters for which the Meeting was convened shall be two Shareholders who hold and represent at least 10% of the issued and paid-up capital of the Company.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

At the close of business on July 10, 2023, 45,572,689 Ordinary Shares were issued and outstanding. Each Ordinary Share outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the Meeting. There are no other voting securities of the Company issued and outstanding.

The record date for the Meeting is July 14, 2023 (the “Record Date”). Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Meeting and to attend and vote at the Meeting. Only Shareholders whose names have been entered in the register of Ordinary Shares on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to all outstanding Ordinary Shares:

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares
Alexander Rabinovitch	11,969,260	26.26%

PARTICULARS OF MATTERS TO BE CONSIDERED AT THE MEETING

Nasdaq Dual Listing

On July 6, 2023 the Board approved, in conjunction with the voluntary delisting of the Company Stock from Toronto Stock Exchange (the “TSX”), the dual listing of Company’s Ordinary Shares on the Nasdaq Global Market (the “Nasdaq”) and on Tel Aviv Stock Exchange (the “TASE”), in accordance with Section 35FF of the Israeli Securities Law, 5728-1968 (the “Securities Law”), subject to regulatory and Shareholder approval at the Meeting (the “Nasdaq Dual Listing”). Accordingly, following the approval of the shareholders of the Nasdaq Dual Listing, the Company will continue its reporting obligations accordance with the provisions of Chapter 5C of the Securities Law, but from the reporting regime of Nasdaq in lieu of the reporting regime of TSX.

Accordingly, Shareholders will be asked to approve the following resolution (the “Nasdaq Dual Listing Resolution”):

“RESOLVED, to approve the Nasdaq Dual Listing as detailed above.”

The Board unanimously recommends that Shareholders vote in favor of the approval of the Nasdaq Dual Listing, which it believes is in the best interest of the Company and its Shareholders. Unless a Shareholder specifies otherwise in a proxy, the management representatives designated in the enclosed form of proxy intend to vote FOR the Nasdaq Dual Listing Resolution and that such shareholder is NOT a “controlling shareholder” (as defined below).

Required Vote

In order to be effective, the Nasdaq Dual Listing Resolution must be approved by a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting for such resolution, and in addition, a simple majority of the votes cast by Shareholders in person or by proxy at the Meeting who are not “controlling shareholders”.

Under the Israeli Companies Law 5759-1999, the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer. Alexander Rabinovitch is deemed for the sole purpose of this Meeting, a “controlling shareholder”.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The current auditor of the Company is Somekh Chaikin – KPMG Israel.

The registrar and transfer agent for the Company is TSX Trust Company, 301-100 Adelaide St West, Toronto, ON M5H 4H1.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov and on our SEDAR profile at www.sedar.com.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and management information circular should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Circular, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Herzliya, Israel, this 10th day of July, 2023

By Order of the Board of Directors

/s/ Alexander Rabinovitch
Alexander Rabinovitch Chief Executive Officer

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